Exhibit 99

Cannell Capital LLC
_____________

Tel (307) 733-2284   Fax (307) 264-0600
info@cannellcap.com

May 26, 2021

Mr. Winston L. Black, III
Chief Executive Officer
SWK Holdings Corporation
14755 Preston Road, Suite 105
Dallas, TX 75254

Mr. Black,

This is in response to your letter dated May 25, 2021 replying to our May 12, 2021 request to buy up to 51% of the common stock of SWK Holdings Corporation (“SWKH” or the “Company”) while not hindering the large and valuable net operating loss (“NOL”). Here are some highlights with responses.

Black	Cannell’s continued efforts to thwart the Rights Agreement puts the Company, its Board and the Committee in a difficult situation.

Cannell
Please provide evidence of us trying to “thwart” the Rights Agreement. You have told us you think the stock is undervalued. Other owners, some of whom serve on the SWKH Board of Directors, have expressed a similar opinion to Cannell. Stocks often move up when there are more buyers than sellers. We would like to buy more shares.

Black	By threatening to purchase additional shares of common stock, Cannell is trying to force the Company to make accommodations to it that in essence allow Cannell to take advantage of other stockholders.

Cannell
Cannell is a fiduciary. As such it is required to put our investors first. Other parties are buying shares of SWKH ahead of us. How is buying shares from willing sellers in a free market taking advantage of other shareholders?  Isn’t this what free markets are all about? You and Cannell and the Company are, I believe, all in agreement as to wishing to preserve the NOL. We merely wish to have our cake and eat it too – to buy more shares while preserving the NOL.

Black
A decision by Cannell to purchase additional shares of the Company – contrary to Cannell’s previous assurances to the Company – will distract the Board, the Committee and management from the strategic review initiative and is likely to impair the Company’s ability to consider all strategic alternatives.

Cannell
This is nonsense. We follow 850 companies and process over 1,000 emails daily. If you and other members of management and the BOD are tired, we will send over some Red Bull or another stimulant of your choice.

There are sundry types of horseshit. There is musty Appalachian horseshit. There is heavy and dense horseshit often found in Damariscotta and Stonington, Maine. There is sweet horseshit in the riparian zone of Stanley, Idaho, and other like regions.

What you have handed us is Texas horseshit – dank, foul, and plentiful – the worst type of horseshit.

Best regards!

Sincerely,

/s/
J. Carlo Cannell